Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON OCTOBER 28, 2014

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 16F, Building 2, No. 428 South Yang Gao Road, Shanghai, P.R. China on October 28, 2014 at 10:00 a.m. (Beijing time) for the following purposes:

1.	To re-elect Mr. Kangping Chen (whose resume is attached hereto as Exhibit A) as a director of the Company;

2.	To re-elect Mr. Xianhua Li (whose resume is attached hereto as Exhibit A) as a director of the Company;

3.	To appoint Mr. Longgen Zhang (whose resume is attached hereto as Exhibit A) as a director of the Company;

4.	To appoint PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2014;

5.	To authorize the directors of the Company to determine the remuneration of the auditors;

6.	To receive and consider the audited financial statements and the report of the auditors for the year ended December 31, 2013, and the report of the board of directors; and

7.	To act upon such other matters as may properly come before our annual general meeting or any adjournment or postponement thereof.

The board of directors of the Company has fixed the close of business on September 19, 2014 (New York time) as the record date (the “Record Date”). Only holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2013 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2013, and the report of the board of directors, please visit the Investor Relations Section of the Company website at www.jinkosolar.com. We will provide all holders of our ordinary shares, upon request, a hard copy of our 2013 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 16F, Building No. 2, YouYou Century Plaza, No. 428 South Yang Gao Road, Pudong, Shanghai, P.R. China, Attention: Mr. Gener Miao, or by email to mg@jinkosolar.com or by fax to Mr. Gener Miao at 0086-21-68761115 as soon as possible and in any event no later than 10:00 a.m. October 24, 2013 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying shares must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares, to vote or to have its agents vote the shares as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman
Date: September 9, 2014

Exhibit A

Resume of candidates for directors:

Mr. Kangping Chen is a founder, director and the chief executive officer of the Company as well as the general manager of Jiangxi Jinko. Prior to founding the company, he was the chief financial officer of Zhejiang Super Cookware Company Ltd., a company listed on the PRC A share market, from October 2003 to February 2008, where his major responsibilities included establishing and implementing its overall strategy and annual business plans.

Mr. Xianhua Li is a founder and director of the Company. Prior to founding the company, Mr. Li served as the chief engineer of Yuhuan Automobile Company, where his major responsibilities included conducting and managing technology research and development activities and supervising production activities, from 1995 to 2000. From 2000 to 2006, he was the factory director of Zhejiang Yuhuan Solar Energy Source Co., Ltd., where he was responsible for managing its research and development activities.

Mr. Longgen Zhang has been the company’s chief financial officer since September 2008. Prior to joining the company, Mr. Zhang served as a director and the chief financial officer of Xinyuan Real Estate Co., Ltd., a company listed on the NYSE, from August 2006 to October 2008. Mr. Zhang served as the chief financial officer at Crystal Window and Door Systems, Ltd. in New York from 2002 to 2006. He has a master’s degree in professional accounting and a master’s degree in business administration from West Texas A&M University and a bachelor’s degree in economic management from Nanjing University in China. Mr. Zhang is a U.S. certified public accountant.